TASEKO TO MODIFY ADVANCE NOTICE PROPOSAL AT JUNE 6, 2013 SHAREHOLDERS MEETING

May 31, 2013, Vancouver, BC - Taseko Mines Limited (TSX: TKO; NYSE MKT: TGB) ("Taseko" or the "Company") announces that it will slightly modify its current Advance Notice proposal scheduled for a vote at the June 6, 2013 annual general and special meeting (the “Meeting”).

The purpose of the new Advance Notice provision is to provide shareholders and management with a clear framework for the nomination of directors, the goals of which are to: (i) facilitate an orderly shareholder meeting process; (ii) ensure all shareholders receive adequate notice of the director candidates and sufficient information about all nominees; and (iii) allow shareholders to register a fully informed vote. The Advance Notice proposal as currently proposed in the proxy materials has a requirement that each director candidate must first agree in writing to abide by the Company’s policies as a condition for a valid nomination. This requirement will be slightly modified by motion from the Chair of the Meeting so that it will instead require that a director candidate must either agree to abide by the Company’s publicly disclosed policies or provide a written statement which may be made public as to which of such policies the candidate does not intend to follow and why. The change is to clarify that a director candidate should not be asked to agree to policies which may not be fully in the public domain or with respect to which the candidate director is prepared to publicly state that, in his or her view, should not be followed.

For further information on Taseko, please see the Company’s website www.tasekomines.com or contact:

Brian Bergot, Director, Investor Relations - 778-373-4533 or toll free 1-877-441-4533

Russell Hallbauer
President and CEO

No regulatory authority has approved or disapproved of the information contained in this news release.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This document contains “forward-looking statements” that were based on Taseko’s expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:

  uncertainties and costs related to the Company’s exploration and development activities, such as those associated with continuity of mineralization or determining whether mineral resources or reserves exist on a property;
  uncertainties related to the accuracy of our estimates of mineral reserves, mineral resources, production rates and timing of production, future production and future cash and total costs of production and milling;
  uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;
  uncertainties related to our ability to complete the mill upgrade on time estimated and at the scheduled cost;
  uncertainties related to the ability to obtain necessary licenses permits for development projects and project delays due to third party opposition;
  uncertainties related to unexpected judicial or regulatory proceedings;
  changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations, particularly laws, regulations and policies;
  changes in general economic conditions, the financial markets and in the demand and market price for copper, gold and other minerals and commodities, such as diesel fuel, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;
  the effects of forward selling instruments to protect against fluctuations in copper prices and exchange rate movements and the risks of counterparty defaults, and mark to market risk;
  the risk of inadequate insurance or inability to obtain insurance to cover mining risks;
  the risk of loss of key employees; the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;
  environmental issues and liabilities associated with mining including processing and stock piling ore; and

  labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Taseko, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.com and home jurisdiction filings that are available at www.sedar.com.